Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2021.

As at 30.06.21
000
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of €100 each	32

£m
Group equity
Called up share capital and share premium	2,348
Other equity instruments	8,621
Other reserves	1,449
Retained earnings	41,278
Total equity	53,696
Group indebtedness
Subordinated liabilities	29,045
Debt securities in issue	42,931
Total indebtedness	71,976
Total capitalisation and indebtedness	125,672
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	13,805
Performance guarantees, acceptances and endorsements	6,601
Total contingent liabilities	20,406
Documentary credits and other short-term trade related transactions	1,017
Standby facilities, credit lines and other commitments	282,742
Total commitments	283,759

Barclays Bank PLC	73